UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Riverview Bancorp Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

769397100
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 447,260
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 447,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 787,709
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 787,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 51,453
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,286,422
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,286,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 50,135
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,299,422*
PERSON WITH	9	SOLE DISPOSITIVE POWER 50,135
	10	SHARED DISPOSITIVE POWER 1,299,422*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,557*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN
* Including 13,000 shares of Common Stock held in an inherited IRA for the benefit of Mr. Nierenberg’s spouse (the “Inherited IRA”). Mr. Nierenberg disclaims beneficial ownership of the shares of Common Stock held by the Inherited IRA.

Item 1.                          Security and Issuer.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein
Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $5,944,913. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.

Item 5.                          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 21,068,603 Shares outstanding as of November 8, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 447,260 Shares, constituting approximately 2.1% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 787,709 Shares, constituting approximately 3.7% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 51,453 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,286,422 Shares beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 6.1% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2, the Shares that he holds in his personal capacity and the Shares held in the Inherited IRA, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,349,557 Shares beneficially owned by NIMCO, those held in his personal capacity and those held in the Inherited IRA, constituting approximately 6.4% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,349,557 Shares, constituting approximately 6.4% of the outstanding Shares.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 447,260 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 787,709 Shares held by the Bulldog Fund.
The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 51,453 Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 50,135 Shares held by him directly.
Mr. Nierenberg does not believe that he has shared power to (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 13,000 Shares held by the Inherited IRA, but has included the Shares held by the Inherited IRA out of an abundance of caution.
(c)            During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d)            No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)            Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: November 21, 2024

D3 FAMILY FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD. By: Nierenberg Investment Management Company, Inc., its Investment Manager

By:	/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.

By:	/s/ David Nierenberg
David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG

SCHEDULE 1
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
The D3 Family Fund, L.P.
11/19/2024	BUY	Common Stock	$4.87	73,581
11/20/2024	BUY	Common Stock	$4.94	4,933

The D3 Family Bulldog Fund, L.P.
11/19/2024	BUY	Common Stock	$4.87	129,590
11/20/2024	BUY	Common Stock	$4.94	8,686

Haredale Ltd.
11/19/2024	BUY	Common Stock	$4.87	8465
11/20/2024	BUY	Common Stock	$4.94	567

David Nierenberg
9/20/2024	BUY	Common Stock	$4.65	5,004
9/23/2024	BUY	Common Stock	$4.65	2,059
9/24/2024	BUY	Common Stock	$4.65	10,388
9/25/2024	BUY	Common Stock	$4.64	12,519
9/26/2024	BUY	Common Stock	$4.65	890
9/27/2024	BUY	Common Stock	$4.64	10
10/1/2024	BUY	Common Stock	$4.65	347
10/2/2024	BUY	Common Stock	$4.65	1,307

1 Excluding any brokerage fees.